ENTERRA ENERGY TRUST

2006 ANNUAL REPORT

CORPORATE PROFILE

ENTERRA ENERGY TRUST is a conventional oil and gas trust that acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A. Our portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and is balanced between natural gas and liquids production.

The company has head offices in Calgary, Alberta, and Carney, Oklahoma.  Our trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).

Visit www.enterraenergy.com for more information.

Forward-Looking Statements

This Annual Report contains forward-looking statements relating to expected future events and financial and operating results of the Trust that involve risks and uncertainties.  Please refer to the Management’s Discussion and Analysis for a caution to the reader on the reliance of such statements.  Readers are also directed to the “Risk Factors” section in the Trust’s Annual Information Form (which can be found on www.sedar.com) for a full disclosure of the risks and uncertainties relating to the forward-looking statements.

The Trust’s corporate governance practices differ from those required of domestic companies under NYSE listing standards. A summary of these differences is stated in the Trust’s Form 40-F, which can be found at www.enterraenergy.com.

TABLE OF CONTENTS

INVESTMENT STRENGTH

2

2006 KEY ACCOMPLISHMENTS

3

MESSAGE FROM THE PRESIDENT

4

2006 HIGHLIGHTS

8

2006 SUMMARY

9

OPERATIONAL SUMMARY

10

BUSINESS ENVIRONMENT

20

HEALTH, SAFETY & ENVIRONMENT

21

CORPORATE GOVERNANCE

22

2006 FINANCIAL REPORT (SEPARATE DOCUMENT)

INVESTMENT STRENGTH

Investing in Stability, Growth and Diversification

Enterra’s purpose is to generate strong returns for our unitholders through a combination of sustainable cash distributions and capital appreciation.  Our intent is to maintain and to strive to increase the reserves, production and funds from operations that underpin every trust unit.  To achieve our goals the Trust will adhere to a three-pronged strategy:

Organic Growth: We will economically sustain our production and reserves by reinvesting cash flow in lower-risk projects within existing core areas of Enterra’s asset base.

Accretive Acquisitions: We will pursue acquisitions of oil and gas assets that will consolidate existing core areas, or will create new core areas with organic growth or strategic partnership potential.

Strategic Partnerships: Through our partnerships, we will exploit high-return opportunities that increase reserves and production and preserve the potential for Enterra to acquire the partner’s interest in the future.  Such partnerships allow us to move faster, manage risk more effectively, and to access technical expertise and services that would otherwise be in scarce supply.

2006 KEY ACCOMPLISHMENTS

Stronger Balance Sheet:

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Completed a $178 million bought deal financing of trust units and convertible debentures and a $200 million revolving term and operating credit facilities arrangement.

Growth-oriented Acquisition in Oklahoma:

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Acquired oil and natural gas producing assets, contributing production of approximately 5,000 boe/day to Enterra’s 2006 exit rate, which broadened and diversified Enterra’s reserves and undeveloped land base.

Major Property Consolidation in Canada:

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Closed a property swap valued at $44.1 million with JED Oil Inc. which allows Enterra to control the level of risk and pace of development on our properties and enhances organic growth opportunities.

Restructured Organization:

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Developed a full service employee base from field to finance as part of developing a firm foundation for the future.

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New executive and board members have established forward-looking strategies, processes and governance to reinforce Enterra’s performance going forward.

Successful Results from New Strategic Partnership:

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Established a new strategic partnership with Petroflow Energy Ltd. on the Oklahoma assets which insulates Enterra from drilling risk while allowing us to retain significant ownership of all assets as they are developed.

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Enterra continues to operate all existing and new production, and to acquire new undeveloped lands in this key growth area.

Improved Investor Relations Website

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Upgraded website for easier navigation and accessibility to information.

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The new site includes an expanded Investors section, with NYSE and TSX quotes and charts, Tax Information, Frequently Asked Questions and a convenient subscription option to receive press release alerts by email.

MESSAGE FROM THE PRESIDENT

Dear Fellow Unitholders:

For Enterra Energy Trust, 2006 marked the culmination of a profound transition that began in mid-2005.  While we faced a number of challenging situations that required difficult but necessary decisions, the last major building block was laid with the closing of a major refinancing in November, 2006. As a result, Enterra now stands revitalized, on a firm foundation, and poised to pursue opportunities for enhanced stability and growth.

The strategy we undertook 18 months ago emphasized five main objectives:

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Solid Production Base

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Strong Balance Sheet

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Strategic Relationships

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Superior Staff; and

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Sustainable Distributions – our ultimate goal

Since then, we have focused all of our efforts on these goals in order to build a strong foundation for the pursuit of our future business.  Let me outline our achievements in each area.

Solid Production Base

Over the past year we have diversified and grown our production base. In April 2006, Enterra completed an acquisition of oil and natural gas producing assets located in the State of Oklahoma.  The transaction significantly broadened our reserve base and increased our portfolio of undeveloped lands and opportunities.  In addition, The Oklahoma acquisition added approximately 5,700 boe/day of production by April 2006, helping bring Enterra’s total 2006 exit production rate to 12,442 boe/day, a 34% increase over 2005.  This major step has significantly shifted Enterra from a regional player to one with a much broader view.  In addition, 45 successful conventional wells were drilled on Trust lands in 2006 (13.1 net to Enterra). Our average production for 2006 increased 60% over the prior year, and our Reserve Life Index increased to 6.0 years.

Strong Balance Sheet

Further to our promise to strengthen Enterra’s balance sheet before year end, in November 2006 we completed a significant financing and repaid all indebtedness under outstanding bridge facilities. Enterra’s improved financial position increases our flexibility to reinvest in our business and allows us to pursue more organic growth opportunities.  These efforts have provided the stability and financial means to aggressively pursue our long term strategy into 2007 and beyond.

Strategic Relationships

Enterra has had the benefit of venturing with industry partners who give us access to projects that otherwise may not be available due to the nature, scale, degree of risk involved or expertise required to capitalize on the opportunity. Enterra established an agreement with Petroflow Energy Ltd. (“Petroflow”) on our Oklahoma assets under which Petroflow funds 100% of the drilling and completion costs and earns a 70% working interest, with the additional 30% being retained by the Trust.  This fascinating and technically challenging resource play in Oklahoma incorporates multi-leg horizontal drilling and a unique strategy of reservoir dewatering.  Petroflow’s efforts help to insulate Enterra from higher risk exploitation and allow us to capitalize, as the opportunity progresses and matures, on the geological and operational knowledge gained from aligning with a management team and individuals who possess specific experience and proven skills.

Also in 2006 the Trust ended its multi-year relationship with JED Oil Inc. Since 2004 JED Oil had drilled approximately 40 wells on Trust lands, adding important reserves and production to Enterra’s Canadian properties.  An exchange of assets achieved a consolidation of Enterra’s operations in Canada, which allows us to better control the pace of development on properties already owned by Enterra, and enhances our efforts to pursue organic growth opportunities.

Superior Staff

Critical to our success has been the tremendous efforts of our excellent staff in every facet of our business. In late 2005 Enterra had only three employees and relied on outsourcing most business functions. At present we have 112 employees providing the full range of skills necessary to efficiently run the affairs of the Trust and to provide the basis for its future. These skills span the business and include field operators, land and legal administrators, professionals in accounting and finance, engineering, exploration, and business development as well as senior level executives. Personnel additions in 2006 included the executive appointments of Victor Roskey as Senior Vice President and Chief Financial Officer, James Tyndall as Senior Vice President Operations and Chief Operating Officer, Kim Booth as Vice President and Chief Operating Officer, U.S. Operations, and the promotion of John Reader to Senior Vice President Corporate Development. This fine team was assembled at a time of extreme competitiveness in the North American oil and gas industry.

Sustainable Distributions

All of the efforts described above and throughout this Annual Report are focused on advancing our primary strategy and purpose: developing a business foundation that will enable sustainable distributions and the potential for growth. In 2006 Enterra distributed over $90 million in cash to unitholders.  Like all oil and gas companies, Enterra faces a regular decline in its base production portfolio – a decline that must be replaced by drilling and acquisitions. In recognition of this essential undertaking, we made the difficult but responsible decision in July 2006 to revise our distribution policy and implement a target payout ratio range of 60% to 70% of funds from operations, reduced from the previous 90% to 100%. The new policy required a distribution reduction from US$0.18/unit to US$0.12/unit.  Adopting this sensible payout ratio increases our financial flexibility and will ensure that cash is available to manage our base production portfolio decline and to develop Enterra’s inventory of drilling and development opportunities.

In the latter half of 2006, a significant pull back in oil and natural gas prices reduced the funds available for both distributions and capital programs. It is important for unitholders to note that such a dramatic change in commodity prices has a disproportionate impact on our funds available for distribution and reinvestment due to the many fixed costs embedded in the petroleum business that do not change with product prices, and the variable costs that lag the changes.  This required us to again amend our distributions in early 2007 to US$0.06/unit. Be assured that your management and Board of Directors do not take decisions to change our distribution level lightly; however, there was no real alternative to this action since a failure to reinvest in our production base would completely compromise the future and sustainability of our business.

Financial Results for 2006

At the end of a year of transformation, Enterra reported significant advances in many important areas including year-over-year revenue, production, reserves, funds from operations and undeveloped land.  At the same time, we have reduced unit operating costs and finding, development and acquisition costs.  However, we also recognize that some parts of our cost structure and one-time expenses for 2006 are too high.

As part of our restructuring, Enterra incurred $28 million of non-recurring financing costs in 2006.  These fees relate to our critical efforts to establish a firm financial footing for the Trust, but negatively impacted our fourth quarter results.

In our year end financials for 2006 we report a $66 million ceiling test write-down.  This results primarily from a simultaneous decrease in forecast commodity prices and an increase in forecast operating costs.  These factors negatively impacted the evaluation of our reserves and caused us to lower the carrying costs of some of our undeveloped lands.  While we cannot impact the future of commodity prices (although we do hedge our production and this is not taken into account during reserve analysis), we believe that industry costs will fall in 2007 and we have increased our internal focus on efficiency and portfolio rationalization.  It is important for unitholders to know that, with minor exceptions, our assets continue to perform as expected and that this book write-down does not imply a significant change to our anticipated future production.

A further unexpected and profound challenge faced by all Canadian income trusts was the announcement that the Canadian government intends to tax distributions starting in 2011 and, more importantly, to restrict the ability of trusts to grow. While these changes are being debated and legislation has not yet been enacted, the impact on the sector has been negative.

Enterra’s management and Board of Directors are assessing a wide range of alternatives that will allow us to continue to pursue our business goals. Like some of our peers, Enterra may consider conversion to a corporate structure at some point in the future. We will await further clarity from the government regarding these changes before making a final decision. However, our priority is to ensure that the interests of our unitholders are secured with a business model that continues to be founded on regular and sustained distributions to unitholders.

Outlook for 2007

While 2006 has been a challenging year, we believe the actions we have taken position us well for the future.

The volatility created by uncertain energy prices, correspondingly volatile financial markets, and proposed income trust tax legislation warrants a conservative approach, and this is the path we have taken.  By retaining our cash, we are confident that we can fund our capital program without external sources of funding, a situation that could become a competitive advantage as many of our peers may find themselves financially constrained.

We remain optimistic about the long term strength of energy prices. Our actions in 2006 and early 2007 will allow us to make critical reinvestments to ensure our continued stability and growth and to continue to execute our business plan with the goal of generating long term value.

In closing, I wish to thank our executives and employees for their tremendous work and dedication in 2006 and for their continued commitment in 2007. Our Board of Directors has been crucial in supporting our goals and in providing guidance to help build the foundations for the future of Enterra. Regardless of the challenges ahead, we feel that we have the skills, assets and tools to address them and to deliver a sustainable future and continued growth for every unitholder.

E. Keith Conrad

PRESIDENT & CEO

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60% increase in average production

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55% increase in revenue

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42% increase in reserves

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34% increase in exit production

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22% increase in net undeveloped land

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7% increase in RLI

•

3% decrease in operating cost per boe

2006 SUMMARY

For the Year Ended December 31, 2006, 2005 and 2004 2006 2005 2004
FINANCIAL
Revenue $ 244,408 $ 158,097 $ 108,293
Funds from operations $ 86,117 $ 70,545 $ 50,242
Per unit $ 1.95 $ 2.39 $ 2.23
Cash provided by operating activities $ 64,485 $ 68,120 $ 42,345
Per unit $ 1.46 $ 2.31 $ 1.88
Net earnings (loss) $ (64,239) $ 970 $ 14,027
Per unit $ (1.46) $ 0.03 $ 0.62
Total assets $ 795,366 $ 611,543 $ 221,128
Total bank debt, note payable and capital lease obligations $ 189,856 $ 102,101 $ 47,315
Convertible debentures $ 78,974 $ – $ –
Unitholders’ equity $ 402,024 $ 289,709 $ 114,971
SHARES AND UNITS OUTSTANDING
Weighted average number of units outstanding in year 44,141,688 29,533,577 22,518,373
Number of units outstanding at the end of the year 56,097,875 36,504,416 25,426,800
Number of exchangeable shares outstanding at the end of the year 83,057 1,744,104 553,214
PRODUCTION
Average daily production
Oil production (bbls/day) 5,126 5,453 5,821
Gas production (mcf/day) 43,358 13,729 6,817
Total production (boe/day) 12,352 7,741 6,957
Exit production
Oil production (bbls/day) 4,758 5,476 5,905
Gas production (mcf/day) 46,105 22,836 8,118
Total production (boe/day) 12,442 9,282 7,258
Average field price per year
Oil ($/bbl) $ 62.13 $ 58.11 $ 43.00
Gas ($/mcf) $ 7.53 $ 8.40 $ 6.69
PER BOE INFORMATION
Revenue $ 51.82 $ 55.83 $ 42.53
Financial derivative gain (loss) and other revenue 2.40 0.13 (1.25)
Royalties 10.71 12.77 9.63
Production expenses 11.17 11.55 9.25
Operating netbacks 32.34 31.64 22.40
General and administrative 4.52 3.66 1.75
Interest 5.93 1.67 0.87
Corporate netbacks 21.89 26.31 19.78
Amortization of deferred charges 2.60 0.01 0.01
Financing fees 1.21 – –
Depletion and depreciation (including ceiling test impairments) 44.68 29.05 14.13
Goodwill impairment – 3.27 –
Foreign exchange 0.42 (0.25) –
Earnings (loss) from operations (27.02) (5.78) 5.64
Income tax (12.77) (6.10) 0.07
Net earnings (loss) before non-controlling interest per boe (14.25) 0.32 5.57
Non-controlling interest (0.01) (0.01) 0.16
Net earnings per boe $ (14.24) $ 0.33 $ 5.41
2006 2005 2004
RESERVES 3 year average
Proved reserves (mboe) 21,218 14,295 7,385
Probable reserves (mboe) 6,140 4,737 2,024
Total reserves (mboe) 27,358 19,032 9,409
Finding costs (excluding FDC)
Proved reserves $ 34.05 $ 32.24 $ 43.11 $ 17.38
P+P reserves $ 29.14 $ 27.89 $ 33.71 $ 18.68
Operating recycle ratio 1.09 1.07 0.93 1.27

OPERATIONAL SUMMARY

Operational Overview

Enterra maintains a diverse portfolio of operations in Alberta and British Columbia in Canada, and in Oklahoma and Wyoming in the United States.  The majority of this production is mature and stable in nature, and provides predictable, well-defined product and cash flow streams.  The management of these assets and the minimization of natural declines are part of our day to day activities.

In alignment with one of our key strategies, the Trust has focused on three core areas for reinvestment aimed at organic growth:  North East British Columbia, Central Alberta and Oklahoma.  In 2006, 45 gross wells (13.1 net wells) were drilled in these core areas with a 100% success rate.  While the majority of these wells were drilled with no capital investment by the Trust, it is the new strategic direction of Enterra to finance and operate a substantial portion of its future exploitation effort in its core areas.  These programs are described in the sections that follow.

NORTH EAST BRITISH COLUMBIA

At year end 2006, the Trust produced 7.9 mmcf/day of sweet, dry gas at Desan in the Greater Sierra Area, 120 kilometers northeast of Fort Nelson, British Columbia.  Production is derived from the Jean Marie formation at a depth of approximately 1,300 meters (4,250 ft.), from horizontal wells which are drilled using underbalanced drilling fluid technologies.  These wells provide very good initial production followed by a period of slow, predictable decline ideally suited to a long term stable enterprise.

The Jean Marie carbonate/shale gas play has been and is being exploited by various competitors including some of the largest oil and gas companies in Canada.  Success requires a geophysical and geological understanding of the play, coupled with effective program execution.  While it is extensive and broad in nature, finding the productive portions of the Jean Marie reservoir starts with skilled geophysical interpretation.  Horizontal wells are then located to access prospective reservoir rock which contains sufficient permeability to effectively drain the hydrocarbons.

The drilling season in North East B.C. is short as most areas are accessible only during frozen winter conditions.  Acquiring services and planning logistics begins in early summer in careful preparation for the intense level of activity in the months to come.  An added level of complexity to the drilling operation is the need to keep fluids from invading the reservoir during the drilling process.  To accomplish this, underbalanced techniques are employed which require additional services and personnel.  The Trust employs a team fully capable of bringing this opportunity to fruition.

In the process of testing the Jean Marie play, the Trust drilled one well and completed a 3D seismic program on our offsetting acreage.  We are planning to drill two additional wells during the summer months of 2007 using the new seismic survey to position these holes for optimum results.  A significantly larger program is planned for the winter drilling season of 2007/2008.  This stepped approach to development of the area is typical of the systematic methodology our team will use to successfully manage risk and develop long life assets for the Trust.

CENTRAL ALBERTA

West Central Alberta

In West Central Alberta, the Trust has gas producing properties in the foothills of Alberta at Ricinus, Ferrier, and Lochend, and an oil property at Sylvan Lake.  The Cardium trends through these fields are attractive and active areas for the energy sector to pursue due to longer reserve life, low operating costs, and high value natural gas liquids and condensate associated with the gas production.  The Trust produced 2,220 boe/day from this area at the end of 2006.

At Ricinus, the Trust is a 50% owner of a prolific, deep Leduc well operated by an experienced partner with significant sour gas experience. This well has flowed consistently at gross rates up to 9 mmcf/day since coming on production in the fall of 2006.  Enterra and its partner are currently evaluating a potential follow-up location.

Further north in western Alberta, the Trust operates a light oil field at Clair on the Peace River Arch. This property has the distinction of being among the lowest operating cost properties within our portfolio, and is presently under water flood to maximize ultimate oil recovery.  Production at the end of 2006 at Clair was 1,320 boe/day.

While relatively mature in nature, these areas possess a range of additional drilling opportunities that the Trust is currently reviewing.  We have over 30,000 net acres of undeveloped land currently available in West Central Alberta.

East Central Alberta

Enterra operates a number of mature light to medium gravity oil fields with associated natural gas in eastern Alberta.  These properties span from Provost, Wainwright, and Alliance in the north to Princess in the south.  This area is characterized as having established and predictable production profiles.  In aggregate, these fields produced 2,330 boe/day at the end of 2006.

While these fields are relatively mature, our development team continues to find opportunities.  For example, in early in 2007 we drilled a new well in the Halkirk area to extend an oil pool onto our lands.  Completions are currently underway and several follow-up locations are potentially planned for 2007.

WYOMING

Powder River Basin

While the minor production currently generated from our coal bed methane project is not material to our overall portfolio (approximately 200 boe/day at the end of 2006), there is significant long term potential in the pursuit of new untested coals on our lands.  In late 2005 and early 2006, over 40 wells were drilled on these lands including two dewatering pods.  The performance for these pods has been positive to date with good flow of water, an important factor in this type of coal bed methane prospect.  We hope that these coals will break to flow commercial natural gas in 2007 and provide for a solid follow-up development program.  Also, at our Oyster Ridge prospect, it is our intent to establish a third test pod and begin dewatering in late 2007.

OKLAHOMA

In 2006, Enterra acquired assets located in the Central and North Central portions of the State of Oklahoma. The majority of the production from these assets is from the Hunton formation, a Silurian/Devonian carbonate reservoir.  Dewatering is the primary method of production.  The process requires the removal of large volumes of water to decrease reservoir pressure and allow entrained hydrocarbons to be liberated from the reservoir.

Original field development was done by drilling close-spaced vertical wells.  Such a program could result in as many as 8 to 16 wells per section (1 section = 640 acres).  Studies of logs and cores early in the life of the project led to drilling of the first horizontal Hunton well in late 2000.  Based on the results of that test, the method of developing the Hunton reservoir was changed from vertical drilling to horizontal drilling.

Recent development has incorporated the drilling of horizontal wells with one to three open hole laterals (“crow’s foot” drilling).  Current spacing is one well per section using one of the various horizontal designs. This drilling program lends itself to the use of multi-well drilling locations.  A single site can contain up to 4 producing wells and a saltwater disposal well with a distance of 35 feet to 50 feet between the wellheads and a tank battery complex that houses all the facilities for each of the wells on that site.  This strategy minimizes costs and reduces environmental impact.

In 2006, Enterra’s strategic partner Petroflow Energy drilled 12 horizontal wells on the Trust’s lands under the terms of a farmout agreement where Petroflow pays 100% of drilling costs and the Trust retains 30% of the new production and reserves.

K-9 Project Area

The K-9 Project is located in Grant and Garfield Counties in North Central Oklahoma.  Enterra’s assets in this project include extensive undeveloped lands and working interests in 18 producing wells, two saltwater disposal wells and extensive gathering infrastructure.

At K-9, the Hunton formation depth is approximately 6,300 feet.  Current production is from a combination of high angle directional wells and short single lateral horizontal wells.  Production is primarily rich gas with some 45˚ API crude oil.  The 2006 exit volumes from this project were 7.7 mmcf/day of natural gas and 10 bbls/day of oil.

As of year end, nine producing wells were drilled and one saltwater disposal well was completed.  Most of the wells are in the early stages of dewatering, and results are being evaluated with many wells still showing inclining hydrocarbon production rates. The projection for drilling in this field in 2007 is to have 6 to 8 additional wells on production prior to the end of the year.

Central Project Area

The Central project area is located in Lincoln County, Oklahoma.  The original phase of development has proven to be a very successful play.  The reservoir rock is predominantly a tight dolomitic limestone.  Early tests from vertical wells drilled in this field indicated good reservoir porosity with low permeability.  Subsequent horizontal drilling has enabled the company to decrease well density and costs, and increase well productivity.

The first producing well drilled by Petroflow in January of this year has exhibited excellent production rates to date.  The 2007 drilling program is intended to be very concentrated in this area with 12 to 16 wells planned.  Trust exit volumes for 2006 from the area were 5.6 mmcf/day of natural gas and 407 bbl of 44˚ API crude oil per day.

BUSINESS ENVIRONMENT

Commodity Prices

North America saw a tremendous swing in oil and gas pricing during 2006.  Nymex natural gas prices averaged a high of US$11.43/mmbtu in January and dove to a low of US$4.20 in October, a decline of 63%.  West Texas Intermediate crude oil fluctuated from US$74.41/bbl in July and fell to US$58.83 in October, a decline of 21%.  For the year, these benchmark prices averaged US$7.23/mmbtu for natural gas and US$66.09/bbl for oil, a drop of 16% and a rise of 17% respectively over 2005.

It is clear that hurricanes had a tremendous influence on natural gas prices in late 2005 and early 2006.  However, generally milder weather in 2006 allowed natural gas storage to rise to record levels, putting downward pressure on prices.  Many large exploration and production companies chose to curtail their spending on natural gas programs in late 2006 in light of lower prices and increasing industry costs.  Experts are concerned that the reduction in drilling may seriously impact the ability of the industry to meet consumer needs in late 2007.

Oil prices have been heavily influenced by an uncertain geo-political environment.  Any perceived threats to supply have had a dramatic impact on near term pricing.  Forward prices for the sale of crude oil are indicating that no significant downturn in prices is likely in 2007 and beyond.

Enterra mitigates the risk of commodity price fluctuations with an active price hedging program more fully described in the Management’s Discussion and Analysis portion of our Financial Report. Costless collars are used which provide floor prices and also provide a range of participation in price upside.  In 2006 this program was very effective at lessening the impact of sudden downturns in prices and contributed approximately $12 million in revenue to the Trust.

Services

Industry sources have reported that service sector costs increased between 30% and 50% during the course of 2006.  These higher costs have had a direct impact on the Trust’s bottom line.  To address this pressure, Enterra embarked on a concerted effort to lower its operating costs.  Overall operating cost per unit dropped 3% from $11.55/boe to $11.17/boe. This was achieved through a focus on lower cost gas assets, divestiture of some higher cost oil assets, deferred spending programs and term purchase contracts for electricity at lower rates.  In 2007 it appears that service costs will soften somewhat and Enterra continues to carefully manage this area of its business.

Competitor Performance

In mid-2005 it was clear that Enterra’s portfolio of assets and operations was lagging that of our peers. We set goals for improvement in 2006, including the balancing of our oil/gas ratio and reduction of our cost structure.  Our production mix is now 38% oil and 62% gas, which leaves us poised to take advantage of both commodity markets.  In 2006 the Trust made progress in other areas including unit operating costs (-3%), and finding, development and acquisition costs (-17%).  These successes have improved our position against our competitors, many of whom saw performance declines in 2006. For 2007 our efforts to improve are priority goals for the organization and all employees.

HEALTH, SAFETY & ENVIRONMENT

An important mandate of the Trust is to safeguard the health and safety of our employees and contractors, and to protect and preserve the environment associated with our operations. In early 2006 we established a full-time Health, Safety and Environment (“HSE”) Coordinator who was tasked with building and rolling out a variety of programs, policies and procedures to ensure that we have industry’s best practices in place.  Some of these initiatives include HSE manuals, pressure vessel inspection programs, electrical maintenance and inspection standards, emergency response testing and comprehensive training for field personnel.  Enterra is committed to developing a culture of personal accountability for safety and protecting the environment on behalf of an array of stakeholders: employees, contractors, neighbours and regulators.

Community Involvement

Enterra employees are actively involved in the communities in which we work.  In 2006 the Trust provided financial support for various organizations and causes including sports teams, music festivals, the 4H Agricultural Club, and an industry museum.  We also encourage and support our employees in their commitment of time and effort to charitable causes.  This program is overseen by a donations committee consisting of employees from across the company.

CORPORATE GOVERNANCE

Enterra Energy’s management team and Board of Directors believe that a firm commitment to the highest standards of corporate governance is essential for the ongoing success of the Trust.

Our corporate governance practices are compliant with National Policy 58-201 and with the guidelines of the Canadian Securities Administrators.  Our Board of Directors supervises and evaluates the management of the Trust and oversees matters related to our strategic direction, business, and operations.  The Board’s mission is to protect and represent the interests of unitholders.

At present the Board of Directors has established five committees to reflect best practices in disclosure and governance: an Audit Committee, a Compensation Committee, a Reserves Committee, a Health, Safety, Environment and Regulatory Compliance Committee and a Governance and Nominating Committee.

For a complete review of our corporate governance practices, please refer to our Management Information Circular, available on SEDAR at www.sedar.com.

The Board of Directors

R. H. (Joseph) Vidal, Chairman

President & Chief Executive Officer of Bioriginal Food & Science Corp.

Peter Carpenter, Director

Senior Partner (Oil and Gas) and Director of financial advisory firm Claridge House Partners, Inc.

Roger Giovanetto, Director

President of R&H Engineering, Ltd.

W. Cobb (Chip) Hazelrig, Director

President of The Hazelrig Companies, Inc.

Norman W.G. Wallace, Director

Owner of Wallace Construction Specialties Ltd.

E. Keith Conrad, President & CEO and Director